FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 14, 2008

Manulife Financial Corporation reports
record annual and quarterly results

TORONTO – Manulife Financial Corporation today reported record shareholders’ net income of $4,302 million for 2007, an increase of eight per cent over the full year 2006.  Fully diluted earnings per share were $2.78, an increase of 11 per cent compared to the $2.51 reported a year ago.  Return on common shareholders’ equity1 was a record 18.4 per cent for 2007, up from 16.8 per cent in 2006.

"I am very pleased that virtually all of our businesses achieved record sales levels for the quarter and for the full year," said Mr. Dominic D'Alessandro President and Chief Executive Officer. "This positive sales momentum together with our exceptional asset quality and strong capital position will allow us to deal with the unsettled markets that are likely to continue to prevail for some months yet."

Fourth quarter 2007 shareholders’ earnings were a record $1,144 million, an increase of 4 per cent from one year ago.  Fully diluted earnings per share were $0.75, an increase of seven per cent over the fourth quarter of last year.  Earnings year over year were negatively impacted by $163 million due to the strengthening of the Canadian dollar.  On a constant currency basis, growth in shareholders’ earnings and earnings per share would have been 19 per cent and 23 per cent, respectively.  Fourth quarter return on common shareholders’ equity1 was a Company record of 20.5 per cent, a rise of 250 basis points over last year.

“Despite weak equity markets and unfavourable interest rate movements, we benefited from having a diversified investment portfolio, leaving overall investment experience favourable for the quarter” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  “Strong sales and good expense management also contributed to the quarter’s growth in earnings and ROE.”

Fourth quarter sales were very strong across the Company, with insurance sales of $642 million, up 15 per cent over last year, and wealth management sales of $11.5 billion, up 24 per cent.  Record sales levels were achieved in many of our businesses this quarter; some of the notable sales results were:

•	John Hancock Variable Annuity sales of US$2.8 billion, up 27 per cent
•	John Hancock Life sales of US$316 million, up 54 per cent
•	Canada Individual Life sales of $65 million, up 18 per cent
•	Canada Individual Wealth Management sales of $2.5 billion, up 39 per cent

 Manulife Financial Corporation – 2007 Q4 Press Release

•	Hong Kong Wealth Management sales of US$511 million, up 106 per cent
•	Other Asia Territories Wealth Management sales of US$554 million, up 104 per cent

New Business Embedded Value reached record levels for both the fourth quarter and full year, driven by strong sales and asset growth across the Company.  Fourth quarter New Business Embedded Value was $659 million, up 38 per cent compared to a year ago, and full year results were $2,189 million, up 18 per cent over 2006.

Premiums and deposits amounted to $69.4 billion for 2007, a record level for the Company. Fourth quarter premiums and deposits rose to $17.4 billion, an increase of 10 per cent over last year due to continued strong sales and growth in recurring premiums and deposits.  On a constant currency basis, growth in premiums and deposits for the quarter and full year would have been 23 per cent and 12 per cent, respectively.

Total funds under management as at December 31, 2007 were $396.3 billion, a decrease of four per cent versus last year due to currency movements.  Excluding the negative impact of currency movements over the year, growth in funds under management would have been eight per cent.

1 Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

OPERATING HIGHLIGHTS

United States

•
John Hancock Variable Annuities sales were US$2.8 billion in the fourth quarter, an increase of 27 per cent over last year, which capped a record year of sales totaling US$10.8 billion, an increase of 18 per cent. Strong sales resulted in record net flows of US$4.8 billion for the year.  In addition to the announcement in November of the distribution partnership established with Edward Jones, other initiatives were announced in the quarter, including the following key items:

•
A new optional guaranteed withdrawal benefit rider called “Principal Returns” was introduced, having two distinct features: it provides an 8% withdrawal rate for clients seeking “income now,” and offers an accumulation benefit feature for those seeking principal protection while investing in the markets. The new rider complements the popular lifetime withdrawal benefits which were designed with the “income later” client in mind.

•
Two new fund-of-funds options were added to the Venture Variable Annuities investment platform. Both funds primarily invest in underlying American Funds portfolios, one of the most well-known and widely respected names in the investment business.

•
John Hancock Life achieved record sales for both the quarter and full year, with sales up across all major distribution channels and product categories.  Full year sales were very strong, up 15% over 2006, when the business was ranked #1 in the industry.  Continued product innovation contributed to the business achieving the #1 ranking in overall life insurance sales in the U.S. in the most recently reported third quarter[2].

 Manulife Financial Corporation – 2007 Q4 Press Release

•	John Hancock Long Term Care had record sales for the full year 2007 of US$197 million, up 24 per cent from 2006, with strong sales in both Retail and Group segments.

2 Based on LIMRA, for overall life insurance sales for stand-alone third quarter 2007.

Canada

▪
Record sales in Individual Wealth Management (IWM) for both the quarter and full year reflected the success of IncomePlus, the guaranteed mimimum withdrawal benefit product introduced to the Canadian market by Manulife late in 2006.  In the fourth quarter, IWM launched the second generation of IncomePlus, now providing a lifetime guarantee, which drove the over 40 per cent increase in quarterly sales of segregated fund products as compared to a year ago.  Cash flow into IncomePlus, including new sales and transfers from other products, approached $3 billion in 2007.

▪
Manulife Bank surpassed $10 billion in assets this quarter, up 26 per cent from a year ago.  Fourth quarter loan volumes of $928 million exceeded prior year by 45 per cent, driven by sales of Manulife One.

▪
Group Savings & Retirement Solutions’ premiums and deposits surpassed $3 billion for the year, driven by record sales, including several large cases as well as one of the largest defined contribution pension plans in Canada.

▪
Fourth quarter and full year sales in Individual Life rose 18 per cent and 15 per cent respectively from a year ago.  These record results reflected the favourable impact of a more competitive product portfolio and sustained improvements in service.

Asia and Japan

•
Strong variable annuity sales and continued good persistency in Japan resulted in record net flows of US$2.6 billion for the year.  The new generation product continues to be adopted by existing distribution channels, with five additional financial institutions beginning to offer the product in the fourth quarter.

•
In Hong Kong, total wealth management sales for the quarter were more than double the results of the same period last year.  Individual Wealth Management and Pension businesses combined to set new fourth quarter and full year sales records, largely driven by strong sales of investment-linked insurance products as well as reflecting an overwhelming response to new product launches.

•
Other Asia Territories achieved record wealth management sales for both the quarter and full year.  New product introductions and expanded distribution reach contributed to the sales growth across almost all territories.

•
Manulife Financial continued to expand its operations in China and in the fourth quarter received five additional licenses; bringing the total number of licenses up to 28, among the most of any foreign life insurance company in China.

•
During the fourth quarter, Craig Bromley was appointed President and Chief Executive Officer of Manulife Japan.  His predecessor, Geoff Crickmay, retired after 37 years of service to Manulife Financial.

 Manulife Financial Corporation – 2007 Q4 Press Release

Corporate

•
The Manufacturers Life Insurance Company (MLI), a subsidiary of Manulife Financial, completed the previously announced redemption of all its outstanding 6.10% Non-Cumulative Class A Preferred Shares, Series 6.  The redemption is part of Manulife Financial’s ongoing management of its capital.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of the Company, payable on and after March 19, 2008 to shareholders of record at the close of business on February 27, 2008.

Awards

▪	Manulife Financial received a number of awards in the quarter, including the following:

•
In Asia, Manulife was awarded the “Life Insurance Company of the Year” title and in Hong Kong, Manulife International Limited (MIL) ranked fourth in the Greater China region in the “Top Companies for Leaders” survey by FORTUNE magazine.  Both awards reward corporate and development leadership as well as commitment to professionalism, excellent customer service, and innovation.

•
John Hancock Retirement Plan Services (JHRPS) won thirteen awards for communications excellence from the League of American Communications Professionals (LACP).  Nine of JHRPS’ awards were honours for “Top 100 Communications Materials of 2007”, the best showing by a financial services company.

•
John Hancock Annuities won three “Best in Show” and “Awards of Excellence” for the venture variable annuity sales kit; the “It’s About Time” marketing campaign; and for the advisor, public and JH Signature™ web sites from the Insurance & Financial Communication Association (IFCA).

•
Manulife Financial’s Canadian Individual Wealth Management Operations, which serves Manulife Investments and Manulife Securities International businesses, has been recognized for excellence in leadership, people, customer service and processes with a Level Three Certification under the National Quality Institute Progressive Excellence Program (NQI PEP®).

•
Manulife has won several awards for IncomePlus including “Best New Initiative Award” and the “Canadian Investment Marketing Award” at this year’s Canadian Investment Awards for pioneering and enhancing Canada's first guaranteed minimum withdrawal benefit (GMWB) product.  In addition, two of the five “Best in Show” awards that Manulife’s Canadian Division received from the Insurance & Financial Communication Association (“IFCA”) were related to IncomePlus.

 Manulife Financial Corporation – 2007 Q4 Press Release

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (C$ millions)	1,144	1,070	1,100	4,302	3,985
Diluted Earnings per Common Share (C$)	0.75	0.70	0.70	2.78	2.51
Return on Common Shareholders’ Equity (%, annualized)	20.5	18.9	18.0	18.4	16.8
Premiums & Deposits (C$ millions)	17,414	16,797	15,819	69,438	64,939
Funds under Management (C$ billions)	396.3	399.3	414.4
Capital (C$ billions)	27.5	27.3	29.6

Effective January 1, 2007, the Company adopted four new Canadian accounting standards for Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases.  These changes in accounting policies have not had a material impact on shareholders’ net income.

Net Income

The Company’s shareholders’ net income for the fourth quarter of 2007 was $1,144 million, four per cent higher than $1,100 million reported a year earlier.  The increase in earnings was a result of higher fee income related to the growth in funds under management in the wealth management businesses and strong investment performance, partially offset by the unfavourable impact of equity markets on segregated fund guarantee reserves and the decline in interest rates. The strengthened Canadian dollar reduced earnings by $163 million.  Full year shareholders’ net income was $4,302 million, up eight per cent from $3,985 million reported last year.  Excluding the impact of foreign exchange, earnings rose by 19 per cent in the quarter and 14 per cent for the full year versus the year ago result.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Fourth quarter reported diluted earnings per common share of $0.75 grew by seven per cent versus 2006 and by 23 per cent excluding the impact of foreign exchange.  Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. Return on common shareholders’ equity was 20.5 per cent for the fourth quarter, an increase of 250 basis points over the 18.0 per cent recorded in the fourth quarter, 2006  (see page 9 for discussion of non-GAAP measures).

Premiums and Deposits

Premiums and deposits for the quarter were $17.4 billion, up ten per cent from $15.8 billion reported in the fourth quarter of 2006.  This increase reflects growth across all of our divisions,

 Manulife Financial Corporation – 2007 Q4 Press Release

including record sales for John Hancock Life, Canadian Individual Life and Canadian Wealth Management.  On a constant currency basis, premiums and deposits grew by 23 per cent.

Funds under Management

Funds under management were $396.3 billion as at December 31, 2007, $18.1 billion lower than $414.4 billion reported a year ago.  The decrease was attributable to the $53.2 billion negative impact of the strengthened Canadian dollar and $2.2 billion of scheduled maturities of John Hancock Fixed Products institutional products, partially offset by strong net policyholder cash flows and favourable equity market performance over the past twelve months.

Capital

Total capital was $27.5 billion as at December 31, 2007, $2.1 billion lower than $29.6 billion as at December 31, 2006.  Capital increased by $1,583 million due to the change in accounting standards for financial instruments and net income in the past twelve months of $4,302 million. This was offset by shareholders’ dividends of $1,371 million; the repurchase of 56 million common shares for $2,245 million; and charges of $3.6 billion to Accumulated Other Comprehensive Income primarily due to the $3.2 billion negative impact of the strengthened Canadian dollar over the past twelve months. Since the strengthened Canadian dollar also lowered required capital, overall changes in the exchange rate had an immaterial impact on the Company’s capital adequacy position.

PERFORMANCE BY DIVISION

U.S. Insurance

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	296	138	168	755	622
Premiums & Deposits (millions)	1,696	1,605	1,831	6,538	6,713
Funds under Management (billions)	56.4	56.2	61.3

U.S. dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	302	132	148	718	549
Premiums & Deposits (millions)	1,729	1,536	1,608	6,119	5,919
Funds under Management (billions)	57.1	56.4	52.6

U.S. Insurance shareholders’ net income for the fourth quarter of 2007 was $296 million, $128 million higher than $168 million reported a year earlier. Earnings were negatively impacted by the strengthened Canadian dollar.  On a U.S. dollar basis, earnings increased by 104 per cent. Strong investment results as well as widening credit spreads were partially offset by less favourable mortality gains in John Hancock Life compared to strong results in the prior year and losses on new business in John Hancock Long Term Care. Earnings were also negatively impacted by the decline in interest rates during the quarter. Full year shareholders’ net income was $755 million, up 21 per cent from $622 million reported last year.

 Manulife Financial Corporation – 2007 Q4 Press Release

Premiums and deposits for the quarter were $1.7 billion, down seven per cent from $1.8 billion reported in the fourth quarter of 2006.  On a U.S. dollar basis, premiums and deposits have increased by eight percent reflecting higher sales and the growth in in-force business.

Funds under management declined by eight per cent, or $4.9 billion, to $56.4 billion at December 31, 2007 as a result of a strengthened Canadian dollar. On a U.S. dollar basis, funds under management grew by nine percent primarily due to business growth.

U.S. Wealth Management

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	263	268	300	1,100	1,136
Premiums & Deposits (millions)	8,335	8,494	8,213	35,314	35,267
Funds under Management (billions)	176.0	181.2	196.7

U.S. dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	269	257	263	1,024	1,002
Premiums & Deposits (millions)	8,495	8,125	7,214	32,906	31,090
Funds under Management (billions)	178.1	181.9	168.8

U.S. Wealth Management shareholders’ net income for the fourth quarter of 2007 was $263 million, $37 million lower than $300 million reported a year earlier. Earnings were negatively impacted by the strengthening Canadian dollar.  On a U.S. dollar basis, earnings increased by 2 per cent.  The increase in earnings was a result of higher fee income from higher average assets in John Hancock Variable Annuities and John Hancock Retirement Plan Services and the favourable impact of updating acquisition cost amortization schedules in Variable Annuities. This increase was offset by the unfavourable impact of equity markets on Variable Annuities’ segregated fund guarantee reserves and the non-recurrence of the unusually strong investment results reported in 2006 in John Hancock Fixed Products.   Full year shareholders’ net income was $1,100 million, down three per cent from $1,136 million reported last year.

Premiums and deposits for the quarter were $8.3 billion, up one per cent from $8.2 billion reported in the fourth quarter of 2006.  On a U.S. dollar basis, premiums and deposits were up 18 per cent, led by growth in Variable Annuities deposits on the strength of sales of the Income Plus For Life rider product launched earlier in the year. Retirement Plan Services deposits increased due to higher recurring deposits from the growing block of in-force participants and John Hancock Mutual Fund deposits improved from strong investment performance in certain funds. Fixed Products premiums also increased reflecting higher sales of payout annuities.

Funds under management declined 11 per cent, or $20.7 billion, to $176.0 billion at December 31, 2007 as a result of a strengthened Canadian dollar. On a U.S. dollar basis, funds under management grew $9.3 billion or six per cent. This growth is attributable to continued strong net policyholder cash flows and the cumulative effect of favourable equity market performance over the last twelve months in the Variable Annuities and Retirement Plan Services businesses. These increases were partially offset by lower funds under management in Mutual Funds largely due to

 Manulife Financial Corporation – 2007 Q4 Press Release

redemptions from one underperforming fund and in Fixed Products, due to scheduled maturities exceeding new sales over the last twelve months.

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	256	333	247	1,103	981
Premiums & Deposits (millions)	4,312	3,347	3,460	16,121	13,537
Funds under Management (billions)	86.1	83.6	77.4

Canadian Division shareholders’ net income for the fourth quarter of 2007 was $256 million, $9 million higher than $247 million reported a year earlier. Earnings reflected solid operational results, offset by the impact of less favourable equity market and interest rate environments as compared to a year ago. Claims experience in our insurance businesses was favourable, significantly improved from a year ago. Strong growth in Manulife Bank and segregated fund assets under management over the past year contributed to higher earnings. However, new business strain from strong fourth quarter sales across the division dampened earnings in the period. Investment performance, while positive, was reduced from a year ago as gains from strong real estate asset performance were more than offset by less favourable equity market returns and lower interest rates. Full year shareholders’ net income was $1,103 million, up 12 per cent from $981 million reported last year.

Premiums and deposits for the quarter were $4.3 billion, up 25 per cent from $3.5 billion reported in the fourth quarter of 2006 driven by growth in segregated fund deposits. Segregated fund deposits rose by over 50 per cent from a year ago reflecting strong sales in our wealth management businesses. Sales of IncomePlus, Individual Wealth Management’s guaranteed withdrawal benefit product, were more than twice those of a year ago and our pension business, Group Savings and Retirement Solutions, had the second best sales quarter in its history. General fund premiums rose across all businesses and growth in Group Benefits drove the increase in ASO premium equivalents.

Funds under management rose by 11 per cent, or $8.7 billion, to $86.1 billion at December 31, 2007 primarily due to growth in segregated fund assets and Manulife Bank.  Strong net sales drove the increase in segregated funds, reflecting the impact of record sales in 2007 for both Individual Wealth Management and Group Savings and Retirement Solutions, combined with improved retention experience. Manulife Bank assets exceeded $10 billion, an increase of 26 per cent from a year ago due to the continued success of its loan and mortgage products.

Asia and Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	175	227	191	858	734
Premiums & Deposits (millions)	2,831	3,102	1,957	10,406	8,361
Funds under Management (billions)	43.3	41.6	37.5

 Manulife Financial Corporation – 2007 Q4 Press Release

U.S. dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	179	216	167	798	647
Premiums & Deposits (millions)	2,888	2,965	1,718	9,797	7,363
Funds under Management (billions)	43.8	41.8	32.2

Asia and Japan Division’s shareholders’ net income for the fourth quarter of 2007 was $175 million, $16 million lower than $191 million reported a year earlier. The decrease in earnings was attributable to the unfavourable impact of the strengthened Canadian dollar. On a U.S. dollar basis earnings increased seven per cent, driven by increased fee income from the growth in funds under management across the pension and wealth management businesses in Hong Kong. In Japan, higher earnings driven by growth in the in-force variable annuity business were more than offset by unfavourable investments returns resulting from turbulent equity markets.  Full year shareholders’ net income was $858 million compared to $734 million reported last year.

Premiums and deposits for the quarter were $2.8 billion, up 45 per cent from $2.0 billion in the fourth quarter of 2006.  The primary driver of the increase was strong sales of the new variable annuity product launched in Japan during June 2007. Growth in Hong Kong wealth management and pension sales, mutual fund sales in Indonesia and Thailand, and sales of our new variable annuity product launched in Taiwan during September 2007 also contributed to the increase.  This was partially offset by the unfavourable impact of the strengthened Canadian dollar.

Funds under management grew by 15 per cent, or $5.8 billion, to $43.3 billion as at December 31, 2007. Growth was fuelled by strong net policyholder cash flows from variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong and the positive impact of rising equity markets. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Reinsurance Division

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	65	59	68	263	294
Premiums (millions)	240	249	307	1,026	1,010

U.S. dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	66	58	60	246	259
Premiums (millions)	245	238	269	956	890

Reinsurance Division’s shareholders’ net income for the fourth quarter of 2007 was $65 million, $3 million lower than $68 million reported a year earlier.  The decrease in earnings was attributable to the unfavourable impact of the strengthened Canadian dollar.  On a U. S. dollar basis, earnings in the quarter increased by $6 million over the fourth quarter of 2006 due to strong investment results and improved Life claims experience partly offset by weaker equity

 Manulife Financial Corporation – 2007 Q4 Press Release

market performance.  Full year shareholders’ net income was $263 million, down 11 per cent from $294 million reported last year.   On a U. S. dollar basis, net income of $246 million for the year was down five per cent from 2006.

Premiums for the quarter were $240 million, down 22 per cent from $307 million reported in the fourth quarter of 2006.  The decrease was primarily due to the impact of the strengthened Canadian dollar and lower premiums due to timing of reporting.  On a U.S. dollar basis, premiums decreased by nine per cent compared to last year.

Corporate and Other

Canadian dollars	Quarterly Results			Year Ended
	4Q07	3Q07	4Q06	2007	2006
Shareholders’ Net Income (millions)	89	45	126	223	218
Funds under Management (billions)	31.9	34.1	38.5

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the fourth quarter of 2007 was $89 million, $37 million lower than $126 million reported a year earlier.  This decrease is primarily due to less favourable credit experience compared to the exceptional experience of the prior year and the impact of non-recurring tax adjustments from a year ago. These decreases were partially offset by favourable claims experience in our John Hancock Accident and Health operations, gains realized on our public equity holdings and higher income from changes in actuarial methods and assumptions and the one-time positive earnings impact from China as a result of moving to a par transfer policy consistent with that of the other territories.  Full year shareholders’ net income was $223 million, up 2 per cent from $218 million reported a year ago.

Funds under management declined by 17 per cent, or $6.6 billion, to $31.9 billion as at December 31, 2007.  This was largely due to the negative impact of the strengthened Canadian dollar as well as the impact of buying back 56 million common shares for $2.2 billion during the year.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The implementation of

 Manulife Financial Corporation – 2007 Q4 Press Release

the new accounting standards for financial instruments resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding accumulated other comprehensive income on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$396 billion (US$392 billion) as at December 31, 2007. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 14, 2008.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 14, 2008 until February 21, 2008 by calling (416) 695-5800 (passcode #3248036).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 14, 2008.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available later on the website at the same URL as above.

The Fourth Quarter 2007 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

 Manulife Financial Corporation – 2007 Q4 Press Release

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

 Manulife Financial Corporation – 2007 Q4 Press Release

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	December 31
	2007	2006	% Change

Net income	$1,074	$1,108	(3)
(Loss) income attributed to participating policyholders	(70)	8	-
Net income attributed to shareholders	$1,144	$1,100	4
Preferred share dividends	(8)	(8)	-
Net income available to common shareholders	$1,136	$1,092	4

Premiums and deposits:
Life and health insurance premiums	$3,799	$3,996	(5)
Annuity and pension premiums	1,500	1,084	38
Segregated fund deposits	9,043	7,879	15
Mutual fund deposits	2,291	2,063	11
ASO premium equivalents	630	547	15
Other fund deposits	151	250	(40)
Total premiums and deposits	$17,414	$15,819	10

Funds under management:
General fund	$161,300	$171,320	(6)
Segregated funds	174,981	172,259	2
Mutual funds	32,948	40,601	(19)
Other funds	27,119	30,204	(10)
Total funds under management	$396,348	$414,384	(4)

Capitalization:
Liabilities for preferred shares and capital instruments	$3,010	$3,695	(19)
Non-controlling interest in subsidiaries	146	202	(28)

Equity
Participating policyholders' equity	82	142	(42)
Shareholders' equity
Preferred shares	638	638	-
Common shares	14,000	14,248	(2)
Contributed surplus	140	125	12
Retained earnings	14,388	13,512	6
Accumulated other comprehensive loss on AFS and translation of net foreign operations	(4,877)	(3,009)	62
Total capital	$27,527	$29,553	(7)

Selected key performance measures:
Basic earnings per common share	$0.76	$0.71
Diluted earnings per common share	$0.75	$0.70
Return on common shareholders' equity (annualized) [1]	20.5%	18.0%
Book value per common share	$15.73	$16.08
Common shares outstanding (in millions)
End of period	1,501	1,547
Weighted average - basic	1,502	1,545
Weighted average - diluted	1,515	1,561

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	December 31
	2007	2006
Revenue
Premium income	$5,299	$5,080
Investment income
Investment income	2,420	2,709
Realized/ unrealized gains on invested assets supporting policy liabilities and consumer notes	1,155	154
Other revenue	1,393	1,247
Total revenue	$10,267	$9,190
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,454	$1,475
Maturity and surrender benefits	1,992	2,597
Annuity payments	788	897
Policyholder dividends and experience rating refunds	393	402
Net transfers to segregated funds	417	113
Change in actuarial liabilities [1]	1,250	(126)
General expenses	866	912
Investment expenses	248	239
Commissions	1,143	929
Interest expense	258	253
Premium taxes	65	70
Non-controlling interest in subsidiaries	35	(11)
Total policy benefits and expenses	$8,909	$7,750
Income before income taxes	$1,358	$1,440
Income taxes	(284)	(332)
Net income	$1,074	$1,108
(Loss) income attributed to participating policyholders	(70)	8
Net income attributed to shareholders	$1,144	$1,100
Preferred share dividends	(8)	(8)
Net income available to common shareholders	$1,136	$1,092

Basic earnings per common share	$0.76	$0.71
Diluted earnings per common share	$0.75	$0.70

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $0.6 billion in Q4 2007 and $1.2 billion in Q4 2006.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at December 31
Assets	2007	2006
Invested assets
Cash and short-term securities	$12,354	$10,901
Securities
Bonds	72,831	78,085
Stocks	11,134	11,272
Loans
Mortgages	26,061	28,131
Private placements	21,591	25,074
Policy loans	5,823	6,413
Bank loans	2,182	2,009
Real estate	5,727	5,905
Other investments	3,597	3,530
Total invested assets	$161,300	$171,320
Other assets
Accrued investment income	$1,414	$1,557
Outstanding premiums	672	669
Goodwill	6,721	7,461
Intangible assets	1,573	1,708
Derivatives	2,129	400
Miscellaneous	2,649	3,201
Total other assets	$15,158	$14,996
Total assets	$176,458	$186,316
Segregated funds net assets	$175,544	$172,937

Liabilities and equity
Policy liabilities	$124,422	$130,819
Deferred realized net gains	107	4,442
Bank deposits	10,008	7,845
Consumer notes	2,085	2,860
Long-term debt	1,820	1,930
Future income tax liability, net	2,839	2,258
Derivatives	1,866	910
Other liabilities	5,820	5,699
	$148,967	$156,763

Liabilities for preferred shares and capital instruments	3,010	3,695
Non-controlling interest in subsidiaries	146	202

Equity
Participating policyholders' equity	82	142
Shareholders' equity
Preferred shares	638	638
Common shares	14,000	14,248
Contributed surplus	140	125
Retained earnings	14,388	13,512
Accumulated other comprehensive loss	(4,913)	(3,009)
Total equity	$24,335	$25,656
Total liabilities and equity	$176,458	$186,316
Segregated funds net liabilities	$175,544	$172,937

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended December 31, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,377	$1,330	$1,624	$728	$240	$-	$5,299
Segregated fund deposits	319	5,128	1,929	1,667	-	-	9,043
Mutual fund deposits	-	1,726	129	436	-	-	2,291
ASO premium equivalents	-	-	630	-	-	-	630
Other fund deposits	-	151	-	-	-	-	151
Total	$1,696	$8,335	$4,312	$2,831	$240	$-	$17,414

Net income	$296	$263	$266	$140	$65	$44	$1,074

Funds under management	As at December 31, 2007
General fund	$45,037	$35,791	$51,466	$16,761	$2,606	$9,639	$161,300
Segregated funds	11,387	108,878	31,391	20,727	-	2,598	174,981
Mutual funds	-	27,585	3,286	2,077	-	-	32,948
Other funds	-	3,713	-	3,702	-	19,704	27,119
Total	$56,424	$175,967	$86,143	$43,267	$2,606	$31,941	$396,348

	For the quarter ended December 31, 2006
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,520	$944	$1,523	$786	$307	$-	$5,080
Segregated fund deposits	311	5,324	1,254	939	-	51	7,879
Mutual fund deposits	-	1,695	136	232	-	-	2,063
ASO premium equivalents	-	-	547	-	-	-	547
Other fund deposits	-	250	-	-	-	-	250
Total	$1,831	$8,213	$3,460	$1,957	$307	$51	$15,819

Net income	$168	$300	$216	$230	$68	$126	$1,108

Funds under management	As at December 31, 2006
General fund	$48,675	$44,947	$46,509	$16,560	$3,009	$11,620	$171,320
Segregated funds	12,583	112,269	27,448	17,232	-	2,727	172,259
Mutual funds	-	35,499	3,441	1,661	-	-	40,601
Other funds	-	3,957	-	2,083	-	24,164	30,204
Total	$61,258	$196,672	$77,398	$37,536	$3,009	$38,511	$414,384

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.